GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	1

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	2

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 10, 2011, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine month periods ended September 30, 2011, and other material events up to the date of this report. The following discussion should be read in conjunction with the December 31, 2010 annual audited consolidated financial statements and related notes with reference to the reconciliation referred to below together with the MD&A and the unaudited condensed consolidated interim financial statements and related notes for the three and nine month periods ended September 30, 2011.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 and has restated its balance sheet as at January 1, 2010 (“transition date”) to comply with IFRS presentation of comparative information. The thee months ended September 30, 2011 is the Company’s third reporting period under IFRS and the effects of the transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS on previously reported comparative periods financial statements is explained and set out in note 14 to these unaudited condensed consolidated interim financial statements. All dollar amounts are in thousands of Canadian dollars, unless otherwise noted.

OVERVIEW

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. (“MD”) and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

RECENT DEVELOPMENTS

Following four years of rapid growth in metal production, the first nine months of 2011 has been a period of consolidation. Throughput has continued to climb by over 20%, however this has been off-set by a drop in ore grades at both operations. While the lower ore grades at both operations is largely a function of grade variability in the mineralization itself, the ability to predict and control this is being addressed and management expects an improvement in grades in the coming quarters.

Key to the success of the Company’s growth strategy is the delineation of new NI 43-101 compliant Mineral Resources and continuous improvements in mine production. To this end, exploration drilling has been accelerated, mineral resources have been added, and further resource updates are expected in the following quarters. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated. Published resources do not include estimates for the Guanajuatito area and these will be included in the upcoming resource update. The Company continues to work towards achieving the goals of its growth strategy for its operations. These goals are to achieve mineral resources totaling 40 million Ag eq oz and an annual metal production of 3.8 million Ag eq oz per annum.

Drilling was accelerated in the first nine months of 2011 at the Guanajuato and Topia mines and, at the San Ignacio advanced exploration property, an initial mineral resource estimate of 4.5 million Ag eq oz has been released. Seven silver-gold mineralized zones, some stretching over the 300 metre strike length of the resource and up to 3 metres true width, have been identified by drilling. The mineralization remains open along the entire 4 kilometre strike length of the property.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	3

The initial NI 43-101 Mineral Resource estimate for San Ignacio comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4.5 million Ag eq oz) and covers less than 10% of the property (reference Company news release of October 11th, 2011). Exploratory diamond drilling is being accelerated and planning and permitting is already underway towards commencing underground development in 2012 with production starting in 2013. Further encouraging vein intercepts have been released (reference Company news release of October 19th, 2011), and updates of the mineral resource estimate for San Ignacio will be released on completion and interpretation of each successful phase of drilling.

NI 43-101 compliant Mineral Resource estimates have been published for both the Guanajuato and Topia operations. Resources for Topia support current and future mine expansions and the plant capacity has been increased to accommodate those expansions. Resource estimates for Guanajuato support medium term production goals and plant capacity has already exceeded what is required to achieve these. Mineral Resource estimates for the operations will be updated as the current drill programs are completed.

The published resources for Guanajuato do not include estimates for the Guanajuatito area where drilling has been ongoing for over a year with very encouraging vein intercepts as deep as the 400 metre level. Drilling continues and updates of the mineral resource estimate for Guanajuato, comprising Guanajuatito and the Cata, Santa Margarita and Los Pozos production areas, will be published annually.

High grade silver-gold mineralization has been discovered in an extension of the Cata Mine in the core of the Guanajuato mine complex. The discovery was made during the course of a detailed deep drilling program being conducted at 12.5 to 25 metre intervals from several drill stations in the Cata Mine access ramp at the 510 metre level, the deepest mining development to date. The drilling program, covering an area of approximately 70 metres down-dip and 100 metres along strike, has been successful in extending silver-gold mineralization below the current level of mining and the existing mineral resource/reserve estimate. Highlights of the discovery include Alto 2 zone intersections from UG11-135 that returned 29.44g/t gold and 6,447g/t silver over a width of 3.20 metres, and UG11-137 that returned 7.38g/t gold and 2,114g/t silver over a width of 5.40 metres. The Alto 1a zone in UG11-137 returned 1.82g/t gold and 485g/t silver over a width of 4.80 metres, while the Veta Madre zone in UG11-133 returned 6.02g/t gold and 1,347g/t silver over a width of 2.25 metres. These zones have already been accessed by mine development and management believes that they will contribute to improved grades during the fourth quarter and into 2012.

During the second quarter the Company experienced delays in concentrate shipments from its Guanajuato mine because of issues stemming from its metal trader's smelter. In response to those delays the Company has been working directly with other metal traders and smelters to sell the excess inventory. Consequently, during the third quarter, the Company signed a new agreement to sell the Company's Guanajuato concentrates on a monthly basis and the inventory build-up is being drawn down. The Company expects that these arrangements will enable the sale of the majority of the excess concentrate inventory through the remainder of 2011.The inventory draw-down is having a positive impact on revenues and will ultimately balance out the shortfall experienced in the second quarter.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	4

HIGHLIGHTS OF THIRD QUARTER

		Change from		Change from
			9 Months Ended	9 Months Ended
Highlights	Q3 2011	Q3 2010	Sep 30, 2011	Sep 30, 2010

Revenue	$16,278,360	46%	$40,298,334	42%

Earnings from mining operations	$8,320,291	78%	$20,883,741	97%

Net income	$3,414,641	12%	$12,924,669	54%

Adjusted EBITDA (1)	$7,880,307	81%	$18,748,200	93%

Earnings per share - basic	$0.03	0%	$0.10	43%

Earnings per share - diluted	$0.02	-33%	$0.10	43%

Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	343,768	-10%	1,140,618	-1%

Silver equivalent ounces produced (2)	484,550	-18%	1,654,719	-2%

Silver payable ounces (3)	364,684	0%	907,037	-14%

Total cash cost per silver ounce (USD) (4)	$9.02	33%	$10.02	41%

Average revenue per silver ounce sold	$35.38	63%	$36.36	89%

(1)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(3)

Silver payable ounces represent the silver sold during each period. Due to the partial drawdown of concentrate inventory in the third quarter, the silver payable ounces is higher than the silver ounces produced for the period.

(4)

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

Financial

  46% increase in revenue to $16.3 million from $11.2 million for the third quarter of 2010.

  78% increase in gross profit (earnings from mining operations) to $8.3 million from $4.7 million for the third quarter of 2010.

  81% increase in Adjusted EBITDA (refer to “Non-GAAP Measures” below) to $7.9 million.

  12% increase in net income to $3.4 million compared to the third quarter of 2010.

  Cash and cash equivalents increased to $35.1 million at September 30, 2011, from $14.0 million at December 31, 2010.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	5

Operational

  16% increase in plant throughput at both operations to 53,375 tonnes from 46,039 tonnes for the three months ended September 2010.

  18% decrease in overall metal production to 484,550 silver equivalent ounces (“Ag eq oz”) from 588,454 Ag eq oz for the third quarter of 2010.

  2% decrease in overall metal production to 1.65 million Ag eq oz for the nine-months ended September 30, 2011 compared to a year ago. This decrease is mainly due to lower grades at the Company’s Guanajuato mine during the third quarter of 2011.

  10% decrease in overall silver production to 343,768 ounces (“Ag oz”) for the quarter ended September 30, 2011 from 382,220 for the same period in 2010.

  32% decrease in overall gold production to 1,494 ounces for the three months ended September 30, 2011 from 2,201 ounces for the same period in 2010.

  33% increase in cash cost per silver ounce, net of by-products, for the third quarter of 2011 to US$9.02 from US$6.76 for the third quarter of 2010.

  24% decrease in overall metal production at Guanajuato to 286,862 Ag eq oz for the quarter ended September 30, 2011 from 378,283 Ag eq oz for the same period in 2010.

  18% decrease in silver production at Guanajuato to 206,061 ounces for the quarter ended September 30, 2011 as compared to 250,629 ounces for the same period in 2010.

  6% decrease in overall metal production at Topia to 197,688 Ag eq oz for the quarter ended September 30, 2011 from 210,171 Ag eq oz for the same period in 2010.

  5% increase in silver production at Topia to 137,707 ounces for the quarter ended September 30, 2011 as compared to 131,591 ounces for the same period in 2010.

Business Development

  On July 12, 2011, purchased the new Santa Rosa silver-gold project totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato, Mexico for US$1.5 million, subject to a 1.3% NSR, thereby increasing land holdings in Guanajuato by 136%.

  On Aug. 30, 2011, the Company announced the discovery of additional high grade silver-gold mineralization in an extension of the Cata Mine in the core of the Company’s Guanajuato Mine Complex.

  Exploration drilling continues from surface at San Ignacio and Topia with a diamond drilling rig in each location, and, starting in the fourth quarter, a third rig has been added to test for new discoveries at Valenciana and the recently acquired, Santa Rosa property. The Company will be adding a second drilling rig to San Ignacio currently scheduled for the first quarter of 2012.

  Underground drilling continues with four rigs on exploration drilling at Cata, Santa Margarita, Guanajuatito and Valenciana in Guanajuato, and with two small rigs at Topia.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	6

In addition after the end of the third quarter of 2011, the Company announced the following:

  On Oct 11, 2011, the Company reported an initial NI 43-101 compliant mineral resource estimate, comprising Inferred Mineral Resources of 4.5 million Ag eq oz, for its San Ignacio project in Guanajuato.

  On Oct. 19, 2011, the Company extended the strike length of the silver-gold veins at its San Ignacio property in Guanajuato by 50% or 150 metres.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	7

MINE OPERATING RESULTS

Consolidated Operations

	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4
Tonnes milled	53,375	56,643	53,993	48,142	46,039	43,555	44,657	47,121
Production
Silver ounces	343,768	386,210	410,640	385,022	382,220	410,583	357,132	390,026
Gold ounces	1,494	1,931	2,310	1,943	2,201	1,474	1,598	2,456
Lead tonnes	222	266	241	234	271	297	290	205
Zinc tonnes	294	348	345	304	352	357	345	248
Silver equivalent ounces(1)	484,550	562,944	607,225	565,660	588,454	574,740	526,948	625,288
Silver payable ounces	364,684	193,914	348,439	369,940	364,991	374,631	319,196	363,282
Cash Cost per Ounce (USD) (2)	$9.02	$11.84	$10.05	$8.41	$6.76	$7.70	$6.72	$4.80

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

Overall metal production for the third quarter was 484,550 Ag eq oz (comprising 343,768 ounces silver, 1,494 ounces gold, 222 tonnes lead, and 294 tonnes zinc), and represented an 18% decrease as compared to the third quarter of 2010. Ore grades were lower than those realized in prior periods resulting in reduced metal production. However, plant throughput increased by 16% compared to the third quarter of 2010.

For the nine months ended September 30, 2011, the combined metal production was 1.65 million Ag eq oz, a decrease of 2% from the same period in the prior year.

Guanajuato Mine

Plant throughput increased by 23% during the nine months ended September 30, 2011, compared to the same period in 2010, however lower grades resulted in lower metal production on an Ag eq basis.

The Guanajuato operation processed 41,371 tonnes of ore in the third quarter of 2011 (up 16% from the third quarter of 2010), at ore grades of 175g/t Ag and 1.12g/t Au (down 29% and 43%, respectively, from the third quarter of 2010), to produce 206,061 Ag oz and 1,347 Au oz, or 286,862 Ag eq oz (down 24% from the third quarter of 2010).

Metal production for the third quarter declined by 18% from the second quarter of 2011 due to a decrease in tons milled and lower mined grades.

The operation of the five 5.0 cubic metre Outotec flotation cells was commissioned in May and the Guanajuato plant achieved excellent silver and gold recoveries of 88.4% and 90.1%, respectively. Recoveries are expected to increase even further as head grades improve in the coming months.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	8

During the third quarter, the Company sourced and entered into contracts with a Mexican mining company and a Mexican smelter for the sale of the Guanajuato concentrates.

	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4

Tonnes milled	41,371	44,748	42,980	39,061	35,761	34,379	34,912	39,853

Production
Silver (ounces)	206,061	242,436	273,421	255,372	250,629	288,825	225,030	287,101
Gold (ounces)	1,347	1,807	2,217	1,835	2,042	1,289	1,453	2,367

Silver equivalent ounces (1)	286,862	350,836	406,419	370,062	378,283	369,390	315,820	470,025

Silver payable ounces	251,387	85,427	235,809	240,137	246,344	262,708	204,893	262,430

Average ore grade
Silver (g/t)	175	193	222	228	248	291	233	271
Gold (g/t)	1.12	1.38	1.75	1.60	1.96	1.35	1.51	2.14

M etal recoveries
Silver	88.4%	87.4%	89.2%	89.1%	87.8%	89.9%	86.1%	82.6%
Gold	90.1%	90.8%	91.5%	91.1%	90.5%	86.6%	85.5%	86.4%

Concentrate grades
Silver (g/t)	9,280	10,485	9,797	12,548	10,766	12,252	11,774	13,488
Gold (g/t)	61	78	79	90	88	55	76	111

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Cash cost per ounce of silver (refer to “Non-IFRS Measures” section of this MD&A) at Guanajuato for the three months ended September 30, 2011 of US$6.96 was 30% higher than the US$5.35 realized in the third quarter of 2010. This was due to higher total production costs, lower ore grades and a decline in the value of the US dollar against the Canadian dollar. These factors were partly offset by high by-product revenue as a result of higher gold prices. Third quarter 2011 cash cost per ounce increased by 10% from the second quarter 2011 cost of US$6.32.

		Guanajuato
		(In thousands, except cost per ounce)
	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4
CAD Cost of sales	$4,405	$1,677	$3,553	$3,922	$3,317	$3,031	$2,956	$3,134
Smelting and refining	482	163	449	435	331	242	182	196
CAD Gross by-product revenue (1)	(3,171)	(1,248)	(2,130)	(2,653)	(2,274)	(1,427)	(1,566)	(2,389)
CAD Cash operating costs	$1,716	$593	$1,872	$1,704	$1,374	$1,846	$1,572	$941
USD Cash operating costs	$1,750	$540	$1,850	$1,681	$1,319	$1,796	$1,513	$891
Silver Payable Ounces	$251	$85	$236	$240	$246	$263	$205	$262
Cash cost per ounce (USD) (2)	$6.96	$6.32	$7.85	$7.00	$5.35	$6.83	$7.38	$3.40

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

Ore grades from Cata, one of the main producing areas, are expected to improve in the fourth quarter. High grade development in the Cata Alto zones will contribute to the improvement. In addition, mining method improvement modifications are being implemented in the Los Pozos stoping areas.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	9

Cata Clavo production improved and contributed 32% of the metals produced, from 11,250 tonnes at ore grades of 232g/t Ag and 0.91g/t Au, to the Company's total metal production. Development on the new 510 metre level accessing the Alto 1 and Veta Madre zones in the third quarter will provide for additional production at higher than average ore grades in fourth quarter of 2011.

Production stoping of the gold-rich Santa Margarita vein contributed 2,580 tonnes at ore grades of 4.0g/t Au, which was temporarily down from an average of 6.0g/t Au, due to additional backfilling requirements. Production from this vein will be increased by year end when a second production level is established on the 475 metre level.

Stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,550 tonnes at grades of 159g/t Ag and 0.80g/t Au.

Underground diamond drilling at Guanajuato totaled 7,084 metres, with 48 holes completed during the quarter. Drilling tested: (1) the potential of the Deep Rayas and Los Pozos areas - 3,626 metres, (2) the Guanajuatito North Zone area - 2,600 metres, (3) the Santa Margarita area - 192 metres, and (4) the Deep Cata area - 578 metres.

Cata drilling included Alto 2 zone intersections from UG11-135 which returned 6,447g/t Ag and 29.44g/t Au over a width of 3.20 metres, and UG11-137 returned 2,114g/t Ag and 7.38g/t Au over a width of 5.40 metre. The Alto 1a zone in UG11-137 returned 485g/t Ag and 1.82g/t Au over a width of 4.80 metres, while the Veta Madre zone in UG11-133 returned 1,347g/t Ag and 6.02g/t Au over a width of 2.25 metres. Underground development has since intersected this zone and has confirmed the excellent grades.

During the third quarter, the Deep Rayas drill rig moved to the Los Pozos area, which has since been moved to the Valenciana area for exploration in the fourth quarter. The Valenciana area has been rehabilitated with drill stations established in order to accommodate the deep drilling program. Drilling to explore the Guanajuatito area will continue. An additional rig is drilling the Santa Margarita inferred resource area and the new, smaller rig will continue drilling the deeper resource area of Cata.

Meanwhile, underground development continues, providing additional diamond drill stations for the Santa Margarita, Deep Valenciana and Guanajuatito areas. Underground diamond drilling was accelerated in the third quarter and will continue this upward trend in the fourth quarter.

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called "the Santa Rosa Project"). The claims are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the "La Sierra" vein system. The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends. Presently, the Company is mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

There are numerous past and presently producing mines along the La Sierra system, including AuRico Gold's currently operating El Cubo mine, with 620,000 gold equivalent ounces in reserves (source: AuRico Gold Inc. website). While several old mines, some with multiple levels, are evident on the newly-acquired concessions, no production records exist. The concessions are within trucking distance to the Company's Cata plant in Guanajuato.

Through the course of due diligence, the Company had already completed considerable ground work on the Santa Rosa claims. Multiple veins with argillic alteration and erratic silver and gold values have been identified. Having now signed the formal agreement, the Company has re-commenced geological mapping and rock sampling, while potential drill sites are being permitted to test the various structures.

The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete. A royalty of 1.3% is payable from ore produced from the four claims.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	10

Topia Mine

As a result of the recent expansion of the Topia plant, a quarterly record of 12,004 tonnes was processed in the third quarter of 2011 from the Company’s mines in the district. Despite the higher throughput, Topia reported lower metal production due to lower grades and lower metal recoveries. For the third quarter of 2011, Topia reported production of 197,688 Ag eq oz, a decrease of 6% from the same period in the prior  year, and a decrease of 7% from the second quarter of 2011.

Despite the decrease in overall metal production, the Topia operation reported an increase in silver production at 137,707 oz for the third quarter of 2011, which is a 5% increase from the same period in 2010. Ore grades averaged 420g/t Ag, 0.47g/t Au, 2.02% Pb and 2.67% Zn.

Silver, gold, lead and zinc recoveries in the third quarter were 85.0%, 80.4%, 91.4% and 91.9%, respectively. Lead concentrate grades of 50.31% Pb and 9,205g/t Ag were achieved while the zinc concentrate averaged 55.49% Zn and 640g/t Ag. In addition to processing the Company's ore, 3,115 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4

Tonnes milled	12,004	11,895	11,013	9,081	10,278	9,176	9,745	7,268

Production
Silver (ounces)	137,707	143,774	137,219	129,650	131,591	121,758	132,102	102,925
Gold (ounces)	147	124	93	108	159	185	145	89
Lead (tonnes)	222	266	241	234	271	297	290	205
Zinc (tonnes)	294	348	345	304	352	357	345	248

Silver equivalent ounces (1)	197,688	212,108	200,806	195,598	210,171	205,350	211,128	155,263

Silver payable ounces	113,297	108,487	112,630	129,803	118,647	111,923	114,303	100,852

Average ore grade
Silver (g/t)	420	418	420	485	441	446	459	481
Gold (g/t)	0.47	0.40	0.33	0.46	0.58	0.76	0.63	0.46
Lead (%)	2.02	2.34	2.32	2.78	2.81	3.39	3.20	2.99
Zinc (%)	2.67	3.18	3.42	3.64	3.72	4.22	3.91	3.78

M etal recoveries
Silver	85.0%	89.9%	92.3%	91.5%	90.2%	92.4%	91.8%	91.6%
Gold	80.4%	81.6%	79.0%	81.5%	82.3%	82.9%	72.8%	83.9%
Lead	91.4%	95.5%	94.1%	92.7%	94.0%	95.4%	93.2%	94.5%
Zinc	91.9%	92.2%	91.5%	91.8%	92.0%	92.2%	90.5%	90.4%

Concentrate grades
Lead
Silver (g/t)	9,205	8,463	9,167	8,656	8,355	7,347	7,874	8,786
Gold (g/t)	8.80	6.27	4.93	5.83	8.87	9.63	7.40	6.93
Lead (%)	50.31	53.33	54.61	52.70	57.79	61.01	57.87	58.64
Zinc (%)	10.68	8.65	9.46	7.60	9.12	8.47	9.19	9.24

Zinc
Silver (g/t)	640	674	687	656	438	491	486	447
Gold (g/t)	1.66	1.44	1.40	1.68	1.51	1.98	1.58	1.01
Lead (%)	0.83	1.50	1.68	1.77	0.96	1.07	1.56	0.91
Zinc (%)	55.49	52.89	54.08	51.14	53.87	53.90	52.57	55.41

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	11

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Cost per ounce for Topia for the third quarter of 2011 increased by 40% to US$13.60 from US$9.68 in the same period in the prior year, but decreased by 16% when compared to the US$16.18 during the second quarter of 2011. The increase over the third quarter of 2010 is primarily due to increased smelting and refining costs, higher tonnes milled at a lower grade, a decline in the value of the US dollar against the Canadian dollar, and lower by-product credits.

		Topia
		(In thousands, except cost per ounce)
	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4
CAD Cost of sales	$2,177	$2,516	$2,278	$2,438	$2,050	$1,998	$1,449	$1,565
Smelting and refining	481	455	557	435	399	399	384	344
CAD Gross by-product revenue (1)	(1,147)	(1,051)	(1,094)	(1,307)	(1,189)	(1,196)	(1,106)	(926)
Cost of custom milling	(92)	(102)	(66)	(119)	(68)	(83)	(68)	(83)
CAD Cash operating costs	$1,417	$1,818	$1,675	$1,447	$1,192	$1,118	$659	$900
USD Cash operating costs	$1,541	$1,756	$1,650	$1,430	$1,149	$1,090	$632	$852
Silver Payable Ounces	$113	$108	$113	$130	$119	$112	$114	$101
Cash cost per ounce (USD) (2)	$13.60	$16.18	$14.65	$11.02	$9.68	$9.74	$5.53	$8.45

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

Mine development continued to extend known areas and provide access to new mining areas. At the San Gregorio/El Rosario vein operations, exploratory development to access the vein at the 1,630 metre elevation was successful. At the Durangueno mine, the San Gregorio vein is being mined at the 1,475 meter elevation. As there are currently limited mineral resources and no previous exploitation between the 1,475 and 1,660 metre elevations, these developments are expected to add new mineral resources which will replace those being mined.

Exploratory development at the La Prieta mine has also been successful, exposing high grade vein, and ore is now being hauled to the plant. This past producing mine with modest mineral resources and large exploration potential is expected to add a small amount of silver production by year end with more expected in 2012.

A total of 587 metres of underground diamond drilling was completed in 11 diamond core holes during the quarter. Drilling was carried out to test for additional resources on main vein structures including Animas, Don Benito, Veta Madre, San Jorge and Cantarranas. Results from the drilling will be used to direct further exploratory development.

At the Argentina mine, ramp development has been completed to the third level, providing access for exploratory development in a new area of Inferred Mineral Resources. This new development will provide for additional production over the coming months.

A new surface drilling program of 7,000 metres started with the completion of four diamond drill holes for a total of 607 metres. All four holes targeted vein at the La Prieta mine.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	12

RESOURCES UPDATE

Guanajuato Mine

During the third quarter, the Deep Rayas drill rig was moved to the Los Pozos area, which is expected to be moved to Valenciana for exploration purposes during the fourth quarter. The Valenciana area is currently being rehabilitated and additional drill stations established above the 390 metre level in order to accommodate the deep drilling program. Surface drilling is also underway to test for unexploited veins adjacent to the richest parts of the old Valenciana Mine.

Drilling to explore the Guanajuatito area will continue in the North Zone, while additional rigs will drill the Santa Margarita inferred resource area and a new, smaller rig will drill the deeper resource area of Cata.

Meanwhile, underground development continues, providing additional diamond drill stations for the Santa Margarita, Deep Valenciana and Guanajuatito areas. Underground diamond drilling is being accelerated in the fourth quarter.

Updated resource estimates are being compiled for the Santa Margarita, Los Pozos and Cata areas to take account of the new vein intercept data from recent drilling and a new NI 43-101 compliant resource estimate for the Guanajuatito North Zone has been prepared. All zones will be included in a resource update for the Guanajuato Mine Complex to be released late 2011/early 2012.

San Ignacio

The San Ignacio mine property covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts the Company’s main Guanajuato mines.

During the third quarter, 18 diamond drill holes totaling 4,881 metres were completed. Re-logging and quarter core sampling of the initial nine drill holes was completed with the results being subjected to a thorough QA/QC checking program. Results were satisfactory and the database was updated using only the quarter core assays. Seven silver-gold mineralized zones have now been delineated by the 2010 to 2011 diamond drilling at San Ignacio, specifically the Melladito, Intermediate, Intermediate 5, Intermediate 2, Nombre de Dios, Nombre de Dios Footwall 1, and Nombre de Dios Footwall 2.

An initial, NI 43-101 compliant, Mineral Resource estimate has been published for the property. The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127gt/ Ag and 2.05g/t Au (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade. Drilling is continuing, with a total of 46 holes now completed. An update of the NI 43-101 resource estimate for the San Ignacio project is expected during the first half of 2012.

The Company has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio mine property will be trucked to the Company’s Guanajuato plant for processing, where capacity currently exists to double ore throughput.

Topia Mine

As discussed above, the mine development at Topia continued to extend known areas and provide access to new mining areas. At the San Gregorio/El Rosario vein operations, exploratory development to access the veins at the 1,630 metre elevation was successful. At the Durangueno mine, the San Gregorio vein is being mined at the 1,475 elevation.

A new surface program of 7,000 metres started in the third quarter with completion of four diamond drill holes for a total of 607 metres.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	13

The 2011 Measured and Indicated Mineral Resources estimate is 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, the Inferred Mineral Resource estimate is 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces), a 109.3% increase over the previous estimate.

The significant increase in the Company’s resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when the Company bought the Topia mine, the Company has consistently increased the resource base with every drill program, while also increasing production over the preceding five years.

It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

During the fourth quarter of 2011, the Topia mine surface drill program will focus on the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest identified in the 2010 program. Also, more detailed drilling is planned at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia mine mineral resources. The Argentina vein, which remains open to expansion at depth and for approximately 500 metres to the east below old mine workings, will be drill tested by the first quarter of 2012. The 2011 surface drill program started four months late due to drought conditions in the Topia area.

SELECTED QUARTERLY INFORMATION

(In thousands, except per share amounts)	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	(1)
Revenue	$16,278	$8,560	$15,460	$13,809	$11,165	$9,317	$7,915	$9,850
Cost of sales (excluding
amortization and depletion)	6,581	4,193	5,831	6,360	5,367	5,029	4,405	4,698
Earnings from mining operations (2)	8,320	3,951	8,613	6,322	4,679	3,425	2,516	4,248
Income (loss) for the period	3,415	2,501	7,009	2,265	3,050	4,368	977	1,037
Basic earnings (loss) per share	0.03	0.02	0.06	0.02	0.03	0.04	0.01	0.01
Diluted earnings (loss) per share	0.02	0.02	0.05	0.02	0.03	0.04	0.01	0.01
Adjusted EBITDA (3)	7,880	2,940	7,928	5,425	4,365	3,056	2,205	3,560
Cash and cash equivalents	35,074	36,760	15,166	13,967	9,364	10,883	9,250	13,312
Working capital	53,783	51,947	29,291	18,812	13,200	17,069	18,438	18,153

(1)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated in IFRS.

(2)	“Earnings from mining operations” are defined as gross profit.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense, foreign exchange gains or losses, and non-recurring items. Please note that the Company has revised its definition of adjusted EBITDA for this period and has restated comparative figures presented above and elsewhere in this MD&A. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	14

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements.

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may also result in considerable variances in foreign exchange gains/losses.

THIRD QUARTER DISCUSSION

For the three and nine months ended September 30, 2011, the Company earned revenue of $16.3 million and $40.3 million, respectively, compared to $11.2 million and $28.4 million for the same periods in 2010, an increase of 46% and 42%, respectively. This increase in revenue in the third quarter and for the first nine months of 2011 is primarily due to an increase in average metal prices over the comparative periods but was also impacted by the draw-down of concentrate inventory at Guanajuato.

Revenue increased by $7.7 million, or 90%, during the third quarter of 2011 as compared to the second quarter of 2011. The increase is primarily attributed to a return to normal shipments in concentrate sales after delays in shipments in the second quarter adversely impacted revenues of that quarter. The sale of some of the excess inventories from the second quarter also contributed to the quarter-over-quarter increase in revenue.

The Company typically sells its concentrates for both its Topia and Guanajuato mines through contracts with third party metal traders or directly to smelters. During the third quarter the Company commenced shipments of its Guanajuato concentrates to a new buyer which reduced some of the inventory backlog from the second quarter. The sale of concentrates from the Topia mine was not affected by this issue as these are sold to a different trader. The Company will continue to sell the excess concentrate inventory in an orderly manner in order to maximize realized prices, and expects to complete the sale of the excess inventory by the end of the first quarter of 2012.

Compared to the three months ended September 30, 2010, average realized prices for silver, gold, and lead prices for the three months ended September 30, 2011 increased by 63%, 29%, and 12%, respectively, while zinc decreased by 2%. Compared to the second quarter of 2011, average realized silver, lead and zinc prices for the third quarter of 2011 decreased by 2%, 2% and 3%, respectively, while gold prices increased by 11%.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	15

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the three and nine months ended September 30, 2011 and 2010 are as follows:

	2011 Q3	2011 YTD	2010 Q3	2010 YTD

Silver (U.S. $ / oz.)	$35.38	$36.36	$21.70	$18.10

Gold (U.S. $ / oz.)	$1,696.94	$1,593.42	$1,320.02	$1,205.57

Lead (U.S. $/ lb.)	$1.09	$1.14	$0.97	$0.90

Zinc (U.S. $/ lb.)	$0.98	$1.03	$1.00	$0.93

USD / CAD	1.020	1.023	0.962	0.965

MXN / CAD	12.561	12.300	12.314	12.268

Total plant throughput of 53,375 tonnes for the Company’s consolidated operations for the third quarter 2011 increased by 16% compared to 46,039 tonnes for the third quarter of 2010. Plant throughput decreased by 6% from 56,643 tonnes compared to the second quarter of 2011. Despite the increase in processed ore, lower grades realized in the third quarter of 2011 resulted in lower overall production on a silver equivalent basis.

Cost of sales (excluding amortization and depletion) was $6.6 million and $16.6 million for the three and nine months ended September 30, 2011, respectively, compared to $5.4 and $14.8 million for the same periods in 2010. The year over year increase in cost of sales is primarily due to increased throughput at lower metal grades and higher operating costs.

For the three months ended September 30, 2011, the Company had gross profit (earnings from mining operations) of $8.3 million compared to $4.7 million in the same period in 2010, an increase of 78%. Gross profit for the nine months ended September 30, 2011 was $20.9 million compared to $10.6 million in 2010. The year over year increase in gross profit is due to higher metal prices.

Consolidated cash cost per ounce was US$9.02 for the three months ended September 30, 2011, a 33% increase compared to US$6.76 for the same period in 2010. Cash costs per ounce increased at both mines over the third quarter of 2010 due to higher operating costs, lower ore grades and metal recoveries resulting in lower yields, and a lower value of the US dollar against the Canadian dollar. In addition, higher smelter charges at both mines contributed to the increase in cash costs per ounce. These increases were partially offset by higher gold prices which increased by-product credits. Consolidated cash cost per ounce was US$10.02 for the nine months ended September 30, 2011, which was a 41% increase compared to US$7.08 for the nine months ended September 30, 2010. The same factors contributed to the increase in cash costs per ounce for the nine month period.

Amortization and depletion of mineral properties, plant and equipment for the three and nine months ended September 30, 2011 were $1.4 million and $2.8 million, respectively, which compared to amortization expenses of $1.1 million and $3.0 million in the same periods in 2010. The increase in amortization expense for the third quarter is the result of an increase in capitalized mine development costs compared to the prior year, however, this was partially offset by extensions in the mine lives of both Guanajuato and Topia to 5 and 10 years, respectively, at December 31, 2010. The extension of the mine lives resulted in a decrease in amortization expense for the nine months ended September 30, 2011.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	16

General and administrative expenses were $2.1 million and $5.5 million for the three and nine months ended September 30, 2011, respectively, compared to $1.6 million and $4.2 million for the same periods in 2010. The increase was primarily due to higher business development activity, additional costs associated with the Company's listing on the NYSE Amex stock exchange, expansion of the Company's investor relations program, addition of various senior level positions, and the conversion to IFRS.

Finance costs decreased by $0.3 million and $0.5 million for the three and nine months ended September 30, 2011 as compared to the same periods in 2010. The decrease relates to accretion of the remaining convertible loan notes which were converted in the first quarter of 2011.

The Company recorded foreign exchange loss of $3.1 million and $2.5 million for the three and nine months ended September 30, 2011. During the three and nine months ended September 30, 2011, both the Canadian dollar and US dollar strengthened against the Mexican peso, resulting in foreign exchange losses during this period. These were primarily unrealized losses on intercompany loans. For the same periods in 2010, the Company recorded a gain of $0.3 million and $0.7 million, respectively.

The Company recorded a recovery of income tax of $0.1 million and income tax expense of $0.1 million for the three and nine months ended September 30, 2011, respectively.

Net income for the three and nine months ended September 30, 2011 was $3.4 million and $12.9 million, respectively, compared to $3.1 million and $8.4 million for the same periods in 2010. The increase in net income is primarily attributable to gross profit (earnings from mining operations) which improved significantly over the prior year as a result of higher metal prices, and decrease in financing costs due to extinguishment of the remaining convertible notes. However, the increase in net income was partially offset by foreign exchange losses resulting from the strengthening of both the Canadian dollar and US dollar against the Mexican peso, and higher general and administrative costs.

Adjusted EBITDA (as defined below in the "Non-IFRS Measures" section) was $7.9 million and $18.7 million for the three and nine months ended September 30, 2011, respectively, compared to $4.4 million and $9.7 million during the same periods in 2010.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	17

NON-IFRS MEASURES

Cash Costs per Ounce of Silver

The non-IFRS measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per ounce of silver and the Company’s cost of sales as reported in the Company’s Condensed Consolidated Interim Statements of Comprehensive Income (Loss) is provided.

	Guanajuato		Topia		Consolidated
(In thousands, except cost per ounce)	2011 Q3	2010 Q3	2011 Q3	2010 Q3	2011 Q3	2010 Q3
CAD Cost of sales	$4,405	$3,317	$2,177	$2,050	$6,582	$5,367
Smelting and refining	482	331	481	399	963	730
CAD Gross by-product revenue (1)	(3,171)	(2,274)	(1,147)	(1,189)	(4,318)	(3,463)
Cost of custom milling	-	-	(92)	(68)	(92)	(68)
CAD Cash operating costs	$1,716	$1,374	$1,417	$1,192	$3,135	$2,566
USD Cash operating costs	$1,750	$1,319	$1,541	$1,149	$3,291	$2,468
Silver Payable Ounces	251	246	113	119	365	365
Cash cost per ounce (USD) (2)	$6.96	$5.35	$13.60	$9.68	$9.02	$6.76

	Guanajuato		Topia		Consolidated
(In thousands, except cost per ounce)	2011 YTD	2010 YTD	2011 YTD	2010 YTD	2011 YTD	2010 YTD
CAD Cost of sales	$9,635	$9,304	$6,971	$5,498	$16,606	$14,802
Smelting and refining	1,094	755	1,493	1,182	2,587	1,937
CAD Gross by-product revenue (1)	(6,548)	(5,267)	(3,293)	(3,491)	(9,841)	(8,758)
Cost of custom milling	-	-	(260)	(218)	(260)	(218)
CAD Cash operating costs	$4,180	$4,791	$4,912	$2,970	$9,092	$7,762
USD Cash operating costs	$4,140	$4,627	$4,947	$2,870	$9,087	$7,498
Silver Payable Ounces	573	714	334	345	907	1,059
Cash cost per ounce (USD) (2)
	$7.23	$6.48	$14.79	$8.32	$10.02	$7.08

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	18

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets. Accordingly, EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses Adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

For this period, the Company has changed its definition of adjusted EBITDA and has restated comparative figures in this Management Discussion and Analysis accordingly. The revised definition adjusts the earnings to also remove the effect of foreign exchange gain or loss; whereas in the previous definition, only the compensation expense was included in the adjusted EBITDA. The Company believes that the revised definition provides a better understanding of the results by removing the variability of foreign exchange gains and losses.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the 2011 and 2010 financial statements:

	2011 Q3	2010 Q3	2011 YTD	2010 YTD
(In thousands)

Income (loss) for the period	$3,415	$3,050	$12,925	$8,395

Provision (recovery) of income taxes	(108)	9	114	(2,091)

Interest expense	17	283	308	805

Amortization expense	1,413	1,054	2,903	3,013

EBITDA	4,737	4,396	16,250	10,122

Foreign exchange (gain) loss	3,143	(303)	2,498	(706)

Stock-based compensation	-	272	-	288

Adjusted EBITDA	$7,880	$4,365	$18,748	$9,704

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2011, the Company had working capital of $53.8 million and cash and cash equivalents of $35.1 million compared to working capital of $18.8 million and cash and cash equivalents of $14.0 million at December 31, 2010. The increase in cash is attributed to cash flow from operations of $9.4 million during the nine months ended September 30, 2011, $22.5 million proceeds from an equity offering in the second quarter, and $6.4 million in proceeds from option and warrant exercises. These were partially offset by capital expenditures in the amount of $16.1 million and debt repayments of approximately $0.8 million.

Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	19

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

Cash flows provided by operating activities were $4.3 million and $9.4 million for the three and nine months ended September 30, 2011, compared to cash flows provided by operating activities of $3.1 million and $6.8 million during the corresponding periods in 2010. The decrease at the end of the third quarter is mainly attributable to timing of shipments of concentrate which resulted in higher accounts receivable balances at the end of the quarter.

Investing Activities

For the three and nine months ended September 30, 2011, the Company had net cash outflows from investing activities of $6.5 million and $16.1 million, respectively, primarily for the development of mineral properties, purchase of capital assets and exploration, compared to net cash outflows of $4.6 million and $11.2 million for the three and nine months ended September 30, 2010, respectively.

Financing Activities

Cash flows provided by financing activities were $0.8 million and $28.1 million, respectively, for the three and nine months ended September 30, 2011 compared to $0.1 million and $0.5 million for the comparative periods in 2010. On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for net proceeds of $22.5 million. During the quarter the Company also received proceeds from the exercise of warrants and options in the amount of $0.9 million and repaid the remaining balance of the promissory notes.

OUTLOOK

Following four years of rapid growth in metal production, the first nine months of 2011 has been a period of consolidation. Throughput has continued to climb by over 20%, however this has been off-set by a drop in ore grades at both operations. The latter is being addressed and management expects an improvement in grades in the coming quarters.

Key to the success of the Company’s growth strategy is the delineation of new NI 43-101 compliant Mineral Resources and continuous improvements in mine production. To this end, exploration drilling has been accelerated, mineral resources have been added, and further resource updates are expected in the following quarters. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated. Published resources do not include estimates for the Guanajuatito area and these will be included in the upcoming resource update. The Company continues to work towards achieving the goals of its growth strategy for its operations. These goals are to achieve mineral resources totaling 40 million Ag eq oz and an annual metal production of 3.8 million Ag eq oz per annum.

High grade silver-gold mineralization has been discovered in an extension of the Cata Mine in the core of the Guanajuato Mine Complex. The discovery was made during the course of a detailed deep drilling program being conducted at 12.5 to 25 metre intervals from several drill stations in the Cata Mine access ramp at the 510 metre level, the deepest mining development to date. The drilling program, covering an area of approximately 70 metres down-dip and 100 metres along strike, has been successful in extending silver-gold mineralization below the current level of mining and the existing mineral resource/reserve estimate. Highlights of the discovery include Alto 2 zone intersections from UG11-135 that returned 29.44g/t gold and 6,447g/t silver over a width of 3.20 metres, and UG11-137 that returned 7.38g/t gold and 2,114g/t silver over a width of 5.40 metres. The Alto 1a zone in UG11-137 returned 1.82g/t gold and 485g/t silver over a width of 4.80 metres, while the Veta Madre zone in UG11-133 returned 6.02g/t gold and 1,347g/t silver over a width

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)	20

of 2.25 metres. These zones have already been accessed by mine development and management believes that they will contribute to improved grades during the fourth quarter and into 2012.

The NI 43-101 compliant Mineral Resource for Topia supports current and future mine expansions and the plant capacity has been increased to accommodate the planned expansions. The NI 43-101 resource estimates for Guanajuato support current production and plant capacity has already exceeded what is required to achieve the future targets.

Drilling has been accelerated at the San Ignacio advanced exploration property, where an initial mineral resource estimate of 4.5 million Ag eq oz has been released. Seven silver-gold mineralized zones, some stretching over the 450 metre strike length of the present drilling and up to nine metres true width, have been identified. The mineralization remains open over the entire four kilometre property. Further updates will be released as new results are compiled and interpreted. This and the prospective Santa Rosa property provide significant upside potential for future growth for the Guanajuato operations.

During the second quarter the Company experienced delays in concentrate shipments from its Guanajuato mine because of issues stemming from its metal trader’s smelter. In response to those delays the Company has been working directly with other metal traders and smelters to sell the excess inventory. Consequently, during the third quarter, the Company has made new arrangements to sell additional concentrates from the Company’s Guanajuato operations. The Company expects that these arrangements will enable the sale of the majority of the excess concentrate inventory through the remainder of 2011.

For the first nine months of 2011, the Company’s overall metal production was 1.65 million Ag eq oz as compared to 1.69 million Ag eq oz for the same period in 2010. Production for the fourth quarter is expected to improve to 550,000 Ag eq oz for a year-end total of approximately 2.2 million Ag eq oz. Production targets for 2012 and beyond are currently under review and management expects to provide further guidance late in the fourth quarter.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

(In thousands)	2011 Q3	2010 Q3	2011 YTD	2010 YTD

Consulting fees paid or accrued to companies controlled by directors of the Company	$101	$119	$438	$396

Consulting fees paid or accrued to a company controlled by an officer of the Company	$60	$37	$153	$133

Director fees paid or accrued to companies controlled by directors of the Company	$-	$18	$-	$53

Office and administration fees paid or accrued to a company controlled by a director of the Company	$21	$21	$64	$65

Cost recoveries received or accrued from a company with a common director of the Company	$-	$-	$-	$51

As at September 30, 2011, $33,000 (December 31, 2010 – $167,000) was due to companies controlled by the Company’s officers and directors and was included in accounts payable. Amounts due from companies with a common director were $32,000 (December 31, 2010 – $75,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with International Financial Reporting Standards (“IFRS”), the Company was required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. The Company continuously reviews its estimates and assumptions using the most current information available.

As these are the Company’s financial statements using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the third quarter ended September 30, 2011, for the Company’s critical accounting policies and estimates.

CHANGES IN ACCOUNTING POLICIES

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its condensed consolidated interim unaudited financial statements for the three and nine months ended September 30, 2011 using IFRS. Due to the requirement to present comparative financial information, the Company restated its statement of financial position as at January 1, 2010 (“transition date”).

Note 14 to the accompanying condensed consolidated interim unaudited financial statements provides a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company recorded an increase in shareholder’s equity of $3.6 million as at January 1, 2010.

The following table is a summary of the adjustments made to shareholders’ equity as at December 31, 2010, September 30, 2010 and January 1, 2010 on adoption of IFRS as outlined in the notes to the condensed consolidated interim unaudited financial statements, expressed in thousands of Canadian dollars.

	January 1	September 30	December 31
(In thousands)	2010	2010	2010
Total shareholders' equity reported under Canadian GAAP	$26,856	$28,922	$35,553
Increases (decreases) net of tax:
Mine development costs	4,150	8,058	9,518
Reclamation and remediation provision	(475)	(873)	(1,091)
Convertible notes	253	133	76
Deferred tax liabilities	(344)	-	-
Total IFRS adjustments to shareholders' equity	3,584	7,318	8,503
Shareholders' equity under IFRS	$30,440	$36,240	$44,056

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Comprehensive Income Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company has also recorded a reduction in total comprehensive income of approximately $2.4 million and $4.0 million for the three and nine months ended September 30, 2010 and an increase of approximately $4.9 million for the year ended December 31, 2010.

The following table is a summary of the adjustments made to comprehensive income for the nine months ended September 30, 2010 and the year ended December 31, 2010 on adoption of IFRS (outlined in the notes to the condensed consolidated interim unaudited financial statements), expressed in thousands of Canadian dollars.

	3 months ended	9 months ended	Year ended
	September 30	September 30	December 31
(In thousands)	2010	2010	2010
Total comprehensive income as reported under Canadian GAAP	$601	$268	$1,935
Increases (decreases) in respect of:
Mine development costs	1,800	4,348	5,826
Reclamation and remediation provision	47	(365)	(303)
Convertible notes	(50)	(121)	(179)
Cumulative translation adjustment	18	(473)	(771)
Deferred tax liabilities	-	344	346
Total IFRS adjustments to comprehensive income	1,815	3,733	4,919
Total comprehensive income as reported under IFRS	$2,416	$4,001	$6,854

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no material impact on cash flows and no reclassifications other than capitalized exploration costs which have been reclassified from operating to financing.

Internal Controls Over Financial Reporting

The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

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FUTURE ACCOUNTING PRONOUNCEMENTS

The following are accounting standards anticipated to be effective January 1, 2013:

Presentation of items of other comprehensive income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supercedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application

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permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 136,991,912 common shares issued and 741,750 warrants and 1,541,500 options outstanding.

Fully diluted, the weighted average issued and outstanding shares of Great Panther would be 137,834,462 and 134,491,829 for the three and nine months ended September 30, 2011, respectively.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to affect the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, and lead, which may subject to significant price fluctuations; foreign exchange risk as the Company reports its financial results in Canadian dollars but receives most of its revenue in US dollars and incurs a significant portion of its expenditures in US dollars and Mexican Pesos; credit risk in the normal course of dealing with a limited number of buyers for the Company’s concentrates; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; environmental risks, regulatory risks and risks related to its relations with

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employees. These and other risks are described in the Company Annual Report; the Company’s Form 20-F filed with the SEC; Audited Annual Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2010 (available on SEDAR at www.sedar.com). Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to the Company’s ability to obtain adequate financing for its planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2010 and in each management discussion and analysis, available on SEDAR at http://www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

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